American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440	May 15, 2006
West Des Moines, IA 50266
(515) 457-1824
(515) 221-0744

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-31911

Dear Mr. Rosenberg:

We are responding to your letter of April 21, 2006 with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2005, and are providing additional information below in the areas you identified. We will incorporate in our future filings the revised disclosures set forth in our responses to items 2 and 3 below.

Form 10-K for the year ended December 31, 2005

Business

Introduction, page 3

1.                                       Please confirm that the chief operating decision maker reviews results and manages the company as a single operating segment. Refer to paragraph 10 of SFAS 131.

Response:

The persons responsible for managing the profitability of our products include: David J. Noble (chairman, chief executive officer and president); John M. Matovina (vice chairman); Kevin R. Wingert (president, life operating subsidiary); Wendy L. Carlson (chief financial officer and general counsel); James M. Gerlach (executive vice president) and Terry A. Reimer (executive vice president). These persons manage our operations, which include primarily the sale of fixed annuity products, in the aggregate as a single segment.

Approximately 99.5% of our total premiums and deposits in 2005 (99.1% in 2004) were derived  from the sale of fixed annuity products, including traditional fixed rate annuities and index annuities. The remainder was derived from our group life business, an immaterial component of our operations.

The profitability of fixed annuities is based primarily on the spread between the investment income earned on the annuity deposits received and the cost of income credited to the policy holders. Invested assets are not allocated to discrete groups of annuity liabilities. The cost of income credited is managed in the aggregate to an overall target for the cost of money. Commission expense paid to sales agents is the major expense associated with the issuance of the policies, and we market all products through a single distribution channel. General expenses are relatively small and are estimated in the form of a per policy amount which is the same for all types of annuities we sell. Resources are not allocated by product type, and virtually all resources support all products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Deferred Policy Acquisition Costs and Deferred Sales Inducements, page 36

2.                                       Please provide to us in disclosure type format the impacts that changes in these estimates have had in the periods presented. Include a discussion of the sensitivity of these estimates to reasonably possible changes in these assumptions.

Response:

There were no changes in our estimated gross profits in 2005, 2004 or 2003 that resulted in significant adjustments to the combined balance of deferred policy acquisitions costs and deferred sales inducements. If estimated gross profits for all future years on business in force at December 31, 2005 were to increase 10%, our combined balance for deferred policy acquisition costs and deferred sales inducements at December 31, 2005 would increase by $23.8 million. Correspondingly, a 10% decrease in estimated gross profits for all future years would result in a $26.7 million decrease in the combined December 31, 2005 balances.

Financial Condition

Liquidity of Parent Company, page 47

3.                                       Please provide us a revised table of contractual obligations to present amounts gross and not net of the effect of expected reinsurance recoveries.

Response: The revised table is as follow:

2

	Payments Due by Period
	Total	Less Than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)
Annuity and single premium universal life products (1)	$14,031,149	$1,032,614	$3,084,210	$2,154,530	$7,759,795
Notes payable, including interest payments	539,735	19,437	37,497	31,701	451,100
Subordinated debentures, including interest payments (2)	769,125	16,366	32,732	32,732	687,295
Operating leases	4,059	1,290	2,378	391	—
Mortgage loan funding	75,080	75,080	—	—	—
Total	$15,419,148	$1,144,787	$3,156,817	$2,219,354	$8,898,190

(1) Amounts shown in this table are projected payments through the year 2023 which we are contractually obligated to pay to our annuity policyholders. The payments are derived from actuarial models which assume a level interest rate scenario and incorporate assumptions regarding mortality and persistency, when applicable.

(2) Amount shown is net of equity investments in the Capital Trusts due to the contractual right of offset upon repayment of the notes.

In connection with the responses provided above, we acknowledge the following:

•                                          We are responsible for the adequacy and accuracy of the disclosures in our filings, including without limitation this response and our Form 10-K for the fiscal year ended December 31, 2005.

•                                          The staff comments set forth in your letter of April 21, 2005, or any changes to disclosures we make in response to such staff comments do not foreclose the Commission from taking any action with respect to our Form 10-K for the fiscal year ended December 31, 2005.

•                                          We may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have additional questions or comments.

Very truly yours,

/s/ Wendy L. Carlson
Wendy L. Carlson